January 15, 2014

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

RE:	Madison Strategic Sector Premium Fund (File No. 811-21713)

Ladies and Gentlemen:

The following serves to respond to comments received from the staff on January 15, 2014 regarding the 2012 Annual Report filing by the Madison Strategic Sector Premium Fund (the “Fund”). In connection herewith, the Fund understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

1.
Comment: In the Statement of Operations, it shows the auditors’ fees of $20,000. But, in the Statement of Assets and Liabilities, it shows that $15,000 was still payable. When was this amount billed and when was it settled?

Response: The $15,000 was billed on 2/7/13 and paid on 2/13/13.

2.	Comment: It appears that part of the Fund’s distributions in 2012 were return of capital. If so, confirm that the Rule 19a-1 shareholder notice requirements were complied with.
Response: Yes, part of the Fund’s distributions in 2012 were return of capital. We are aware of the Rule 19a-1 shareholder notice requirements and believe that the notices we have provided satisfy the rule.
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Should you need anything further from us, please do not hesitate to contact me at 608-216-9147.

Very truly yours,

/s/ Pamela M. Krill

Pamela M. Krill
General Counsel & Chief Legal Officer